UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM SD
Specialized Disclosure Report
3M COMPANY
(Exact name of registrant as specified in Its charter)

Delaware
(State or other jurisdiction of incorporation)
File No. 1-3285    41-0417775
(Commission File Number)    (IRS Employer Identification No.)
3M Center, St. Paul, Minnesota    55144-1000
(Address of principal executive offices)    (Zip Code)

Kelly Bysouth, Senior Vice President
3M Global Procurement
(651) 733-1110
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

x    Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2025.

Section 1 — Conflict Minerals Disclosures

Item 1.01 Conflict Minerals Disclosure and Report

This Specialized Disclosure Report (“Form SD”) for 3M Company (“3M”) is provided in accordance with Rule 13p-1 under the Securities Exchange Act of 1934 (“Rule 13p-1”) for the reporting period from January 1 to December 31, 2025. References to 3M’s website are provided for convenience only, and its contents are not incorporated by reference into this Form SD or the attached Conflict Minerals Report, nor are they deemed filed with the U.S. Securities and Exchange Commission.

In accordance with Rule 13p-1, 3M has filed this Form SD and the attached Conflict Minerals Report and both reports are posted to 3M’s Supplier Direct website (https://www.3m.com/3M/en_US/suppliers-direct/supplier-requirements/responsible-minerals/).

Item 1.02 Exhibit
The Conflict Minerals Report required by Item 1.01 of this Form SD is filed as Exhibit 1.01 hereto.

Section 2 — Resource Extraction Issuer Disclosure

Item 2.01 Resource Extraction Issuer Disclosure and Report
Not applicable.

Section 3 — Exhibits

Item 3.01 Exhibits
Exhibit 1.01 — Conflict Minerals Report for the period from January 1 to December 31, 2025, as required by Items 1.01 and 1.02 of this Form SD.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

3M COMPANY

/s/ Paul Gallagher	May 28, 2026
By: Paul Gallagher	(Date)
Group President, Enterprise Supply Chain